

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

R. Scott Struthers, Ph.D.
President and Chief Executive Officer
Crinetics Pharmaceuticals, Inc.
10222 Barnes Canyon Road, Bldg. #2
San Diego, California 92121

> **Re: Crinetics Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2018**
> **File No. 333-225824**

Dear Dr. Struthers:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed June 22, 2018

Notes to Consolidated Financial Statements
Note 1: Organization and Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-12

1. Please tell us why it is appropriate to record your grants earned as revenue after the adoption of the revenue guidance in ASC Topic 606 when you disclose at the top of page F-13 that you do not currently have any contracts with customers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Brunhofer at 202-551-3638 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cheston J. Larson - Latham & Watkins LLP